TMG Energy Corp.
555 Theodore Fremd Avenue
Suite C-200
Rye, New York 10580

January 5, 2012

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	TMG Energy Corp. (the “Company”) Form S-1 Filed November 14, 2011 File No. 333-177953

Ladies and Gentlemen:

We previously filed the above-referenced Form S-1 Registration Statement.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement and the Registration Statement has not been declared effective.  We request this withdrawal because the Company intends to pursue the registration of the securities at a later date.  The Company may undertake a subsequent offering in reliance on Rule 155(c) of the 1933 Act.  Please apply the Company’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming at 516-833-5034.

Thank you for your assistance in this matter.

TMG Energy Corp.

By:	/s/ Edward Miller
Edward Miller
CEO